30 Ivan Allen Jr. Boulevard NW Atlanta, GA 30308 404-506-5000 tel

August 11, 2020

Securities and Exchange Commission
Washington, D. C. 20549

RE:	Mississippi Power Company
Registration Statement on Form S-3 - File No 333-240328

Ladies and Gentlemen:

The registrant hereby requests, pursuant to Rule 461 under the Securities Act of 1933, that the above-referenced Registration Statement (the “Registration Statement”), be declared effective at 2:00 P.M., E.T., on Thursday, August 13, 2020, or as soon as practicable thereafter.

Please address any questions or comments regarding the Registration Statement to the undersigned at Southern Company Services, Inc., Atlanta, Georgia (404-506-0684).

Yours very truly,

/s/Melissa K. Caen

Melissa K. Caen
Assistant Secretary